NEWS RELEASE

October 22, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

Encouraging Results Received from the ATW Diamond Property

Almaden Minerals Ltd. (“Almaden”; TSX:AMM; AMEX:AAU) has received results from a Mineral Composition and Surface Texture Study conducted by Mineral Services Canada Inc. (MSC) on mineral grains recovered in 2003 and 2008 from Almaden’s 57.7% owned ATW diamond property located at Mackay Lake, NWT. The ATW project is located proximal to a number of active diamond projects: The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, and Mountain Province’s property is about 72 kilometres southeast. MSC’s analysis suggests that there could be as many as five distinct kimberlite sources contributing minerals to the Mackay Lake indicator mineral train. The mineral abundance and composition and surface texture data further suggest that these sources may lie within the currently defined mineral train, which extends over an area of approximately 3.5 kilometres by 1.5 kilometres. Three of these sources show the potential to contain diamonds of peridotitic or eclogitic origin. The identification of rare eclogitic garnets with diamond association compositions in this work is encouraging as diamondiferous eclogite can be a significant contributor to the economic potential of kimberlites. J. D. Poliquin, Chairman of Almaden commented, “We are very pleased that these further geochemical results indicate the presence of multiple potential kimberlite sources for the ATW indicator mineral train and specifically the presence of eclogitic material with compositions suggestive of an association with diamond. We look forward to initiating a diamond drill program to test these targets in early 2009.”

Since 1992, when the property was acquired through staking, Almaden, along with former and present partners and optionees, have traced a kimberlite indicator mineral (KIM) plume in glacial till roughly 20 kilometres “up ice” and easterly under Mackay Lake. Over several campaigns, Almaden and partners have followed this plume further up-ice using sonic drilling to obtain till samples. This work has narrowed the search area to the presently defined 2 kilometer by 800 meter area of interest under Mackay Lake. Past electron microprobe analyses of KIMs from the Mackay Lake project found a significant proportion of high interest G10 garnets, however, in 2008 MSC was retained to do a more comprehensive analysis of the KIMs in an attempt to refine the target areas for future exploration.

Almaden considers these latest results to be very encouraging. In particular the work identified the presence of eclogite sourced material which is considered extremely important for diamond potential. Almaden has initiated an analysis of past geophysical surveys in order to better define the target areas for diamond drilling. It is anticipated that this will enable the Company to choose diamond drill targets from several subtle magnetic, electromagnetic/resistivity and gravity anomalies in the grid area. At present permitting is underway to enable a diamond drilling program to be carried out this winter field season. Morgan J. Poliquin, M.Sc., P.Eng., a qualified person under the meaning of NI 43-101 and the president, COO and director of Almaden reviewed this news release.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Alternext US have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.